Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-254482) and related Proxy Statement/Prospectus of Cooper Tire & Rubber Company and The Goodyear Tire & Rubber Company for the registration of shares of common stock of The Goodyear Tire & Rubber Company and to the incorporation by reference therein of our reports dated February 22, 2021 with respect to the consolidated financial statements and schedule of Cooper Tire & Rubber Company, and the effectiveness of internal control over financial reporting of Cooper Tire & Rubber Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toledo, Ohio

March 30, 2021